UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

SRI/SURGICAL EXPRESS, INC.

(Name of Subject Company)

SRI/SURGICAL EXPRESS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78464W104

(CUSIP Number of Class of Securities)

Mark R. Faris

Chief Financial Officer

SRI/Surgical Express

12425 Race Track Road

Tampa, Florida 33626

(813) 891-9550

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David S. Felman, Esq.

Christopher J. Stephens, Esq.

Hill, Ward & Henderson, P.A.

101 East Kennedy Boulevard

Tampa, Florida 33602

(813) 221-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is SRI/Surgical Express, Inc., a Florida corporation (“SRI”). The address of SRI’s principal executive offices is 12425 Race Track Road, Tampa, Florida 33626, and its telephone number is (813) 891-9550.

Securities

This Statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of SRI. As of the close of business on June 6, 2012, there were 6,503,128 shares of Common Stock issued and outstanding, of which 13,600 shares were subject to vesting.

Item 2. Identity and Background of Filing Person.

Name and Address

The name, address and telephone number of SRI, which is the person filing this Statement, are set forth in Item 1 under the heading “Name and Address.”

Tender Offer and Merger

This Statement relates to the tender offer by SHM Acquisition, Inc., a Florida corporation (“Purchaser”) and a wholly-owned subsidiary of Synergy Health US Holdings Limited, a private limited company incorporated in England and Wales (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 13, 2012, pursuant to which Purchaser has offered to purchase all outstanding shares of Common Stock, and the associated preferred stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of November 5, 2010, between SRI and Registrar and Transfer Company, as Rights Agent (the “Rights Agent”), as amended (the “Rights Agreement”), at a price of $3.70 per Share (the “Per Share Amount”), net to the selling shareholder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 6, 2012 (as such agreement may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser, SRI and, solely for purposes of Section 3.5, Article IV and Article IX thereof, Synergy Health plc, a public limited company incorporated in England and Wales and indirect parent of Parent (“Synergy Health”). The Merger Agreement provides that, among other things, following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into SRI (the “Merger”) in accordance with the Florida Business Corporation Act (the “FBCA”). The Offer, Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” Following the effective time of the Merger (the “Effective Time”), SRI will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent. As a result of the Merger, at the Effective Time, each issued and outstanding Share, other than Shares held in treasury of SRI and Shares owned by Parent, Purchaser or any of their respective subsidiaries, will be automatically converted into the right to receive the amount of cash equal to the Per Share Amount, without interest and less any applicable withholding taxes. Synergy Health agreed to guarantee the payment and performance of all obligations of Parent and Purchaser under the Merger Agreement and be jointly and severally liable with Parent and Purchaser for all of their respective obligations under the Merger Agreement and in connection with the Transactions. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

According to the Schedule TO, the address of the principal executive offices of Parent and Purchaser is c/o Synergy Health plc, Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, SN5 6NX, United Kingdom, and their telephone number is ###-##-#### 891-880.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Certain contacts, agreements, arrangements or understandings between SRI or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 or Annex I attached hereto, or as otherwise incorporated herein by reference, to the knowledge of SRI, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between SRI or any of its affiliates, on the one hand, and (i) SRI or any of its executive officers, directors or affiliates or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Parent and Purchaser

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (d)(A) to the Schedule TO, are incorporated in this Statement by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Shareholder Tender Agreement

Concurrently with the execution of the Merger Agreement, certain shareholders of the SRI, who hold approximately 32% of the outstanding stock of SRI and which include all of SRI’s directors, executive officers and certain of its affiliates, have entered into a Tender and Support Agreement (each a “Shareholder Tender Agreement,” and collectively, the “Shareholder Tender Agreements”) with Parent and Purchaser. Pursuant to the terms of each Shareholder Tender Agreement, such shareholder has agreed to, among other things, tender his, her or its Shares subject to a Shareholder Tender Agreement in the Offer, and comply with certain restrictions on the disposition of such Shares, subject to the conditions of such agreement. Each Shareholder Tender Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the form of Shareholder Tender Agreement, which is substantially as filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

The Merger Agreement and the form of Shareholder Tender Agreement have been filed as exhibits to this Statement to provide investors with information regarding their terms. All shareholders of SRI are urged to read the Merger Agreement and the form of Shareholder Tender Agreement carefully and in their entirety. The terms and information in the Merger Agreement or the form of Shareholder Tender Agreement should not be relied on as disclosures about SRI, Parent or Purchaser without consideration to the entirety of public disclosure by such parties as set forth in all of their respective public reports with the SEC. The terms of the Merger Agreement and the form of Shareholder Tender Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties thereto in relation to the matters set forth in such agreements. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Merger should events or circumstances change or be different in a material manner from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. In addition, certain representations and warranties were made as of a specified date. SRI will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the Merger Agreement or the form of Shareholder Tender Agreement and will update such disclosure as required by federal securities laws.

Confidentiality Agreement

On October 10, 2011, SRI and Synergy Health entered into a non-disclosure agreement (the “Confidentiality Agreement”) that governs the disclosure of any confidential information concerning SRI to Synergy Health. As a condition to being furnished confidential information of SRI, in the Confidentiality Agreement, Synergy Health agreed, among other things, to keep confidential the information furnished to it for five years from the date of the Confidentiality Agreement and to use the information only for purposes of evaluating a transaction with SRI. Under the Confidentiality Agreement, Synergy Health also agreed, among other things, to certain “standstill” provisions for the protection of SRI for a period of three years commencing on the date of such agreement. Subject to certain limited exceptions, for a period of one year from the date of the Confidentiality Agreement, Synergy Health agreed not to solicit SRI’s employees. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Representation on the SRI Board

The Merger Agreement provides that, upon the date that Purchaser accepts for payment and pays for all Shares validly tendered and not withdrawn pursuant to the Offer (the “Acceptance Date”), Purchaser will be entitled to designate, from time to time, to serve on SRI’s board of directors (“SRI Board”) such number of directors as will give Purchaser representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the SRI Board (giving effect to the directors elected or appointed pursuant to the right of Purchaser described in this paragraph) by (ii) the percentage that (A) the number of Shares owned by Parent, Purchaser and their affiliates bears to (B) the number of Shares then outstanding. SRI has agreed to take all action requested by Parent reasonably necessary to cause Purchaser’s designees to be elected or appointed to the SRI Board, including obtaining resignations of incumbent directors and increasing the size of the SRI Board. The Merger Agreement provides that, in the event Purchaser’s designees are elected or appointed to the SRI Board, until the Effective Time, Parent and SRI will use their reasonable best efforts to cause the SRI Board to have at least two directors who were directors on the date of the Merger Agreement and who are “independent directors” within the meaning of the applicable NASDAQ Marketplace Rules (“Continuing Directors”).

The Merger Agreement provides that following the election or appointment of Purchaser’s designees to the SRI Board pursuant to the terms of the Merger Agreement and until the Effective Time, the affirmative vote of a majority of the Continuing Directors shall be required for SRI to consent: (i) to amend or terminate the Merger Agreement, (ii) to extend the time for the performance of any of the obligations of Parent or Purchaser, (iii) to waive compliance with any of the agreements of Parent or Purchaser or conditions contained in the Merger Agreement for the benefit of SRI, (iv) to amend SRI’s articles of incorporation or bylaws, (v) to take any action that would prevent or materially delay the consummation of the Merger or (vi) to make any other determination with respect to any action to be taken or not taken by or on behalf of SRI or the SRI Board relating to the Merger Agreement or the Transactions, in each case if such action would adversely affect, or reasonably would be expected to adversely affect, SRI’s shareholders (other than Parent or Purchaser).

Arrangements with Executive Officers, Directors and Affiliates of SRI

SRI’s executive officers and the members of the SRI Board may be deemed to have certain interests in the Transactions, including the Offer and the Merger, which may be different from or in addition to those of SRI’s shareholders generally. These interests may create potential conflicts of interest. The SRI Board was aware of those interests and considered them, among other matters, in reaching its decision to adopt the Merger Agreement and approve the Transactions.

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of SRI who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Per Share Amount on the same terms and conditions as the other shareholders of SRI. As of June 6, 2012, the directors and executive officers of SRI beneficially owned, in the aggregate, 1,072,960 Shares, excluding Shares subject to (i) exercise of Options (the term “Options” is defined, and their treatment is discussed, below), and (ii) the restrictions of any Rule 10b5-1 trading plan. If the directors and executive officers of SRI were to tender all 1,072,960 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $3,969,952 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management Related Shareholder Matters.”

Company Stock Options

The Merger Agreement provides that, immediately prior to the Acceptance Date, each unexercised Company Stock Option (as defined in the Merger Agreement and referred to herein as an “Option,” and collectively, the “Options”), whether vested or unvested, that is outstanding immediately prior to the Acceptance Date, will be cancelled and converted automatically into the right to receive from SRI a payment in cash equal to the product of (a) the excess, if any, of the Per Share Amount over the applicable exercise price of such Option multiplied by (b) the number of Shares subject to such Option immediately prior to the Acceptance Date (assuming full vesting of such Option), less all applicable deductions and withholdings required by law (such amount, the “Option Spread Value”). The Merger Agreement further provides that if the exercise price per Share is equal to or greater than the Per Share Amount, such Option will be cancelled without any cash payment being made in respect thereof. The Option Spread Value will be paid to each holder of an Option as promptly as reasonably practicable after the Acceptance Date (but in any event within five days of the Acceptance Date).

The table below sets forth information regarding the Options held by SRI’s directors and executive officers as of June 6, 2012 that would be converted immediately prior to the Acceptance Date into the right to receive the Option Spread Value or cancelled in accordance with the terms of the Merger Agreement, as applicable.

Name	Number of Shares	Weighted Average Exercise Price per Share	Gross Option Spread Value[1]
James T. Boosales	57,000	$4.23	$17,625
James M. Emanuel	72,000	$4.01	$17,625
Charles W. Federico	65,000	$4.10	$17,625
Michael D. Israel	42,500	$2.39	$65,225
Charles T. Orsatti	57,000	$4.65	$17,625
Wayne R. Peterson	57,000	$4.04	$35,250
Gerald Woodard	275,000	$3.38	$206,750
Mark R. Faris	86,000	$2.82	$98,310
William J. Braun	65,000	$1.63	$134,300
David J. McGuire	142,500	$4.37	$52,825

(1)	Such value not reduced for applicable deductions and withholdings required by law to be withheld.

Director Compensation

Each non-employee director of SRI receives $1,000 to attend each meeting of the SRI Board and each of its standing committees, and a quarterly retainer of $6,000 under SRI’s Non-Employee Directors’ Compensation Plan. Each chair of the SRI Board and its committees below receives the following amounts for that service:

Chair of:	Annual Fee
Board of Directors	$5,000
Audit Committee	$4,000
Compensation Committee	$3,000
Nominating and Governance Committee	$3,000

Historically, each non-employee director of SRI has also been granted annually options to purchase 7,500 Shares as of the date of SRI’s annual meeting of shareholders. Those options vest ratably over a term of three years, have an exercise price equal to the fair market value of the Shares on the date of grant, and expire ten years after the date of grant. SRI did not grant any such options in connection with its 2012 annual meeting of shareholders.

Gerald Woodard Employment Agreement

SRI has entered into an employment agreement (the “Employment Agreement”) with Gerald Woodard. According to the terms of the Employment Agreement, Mr. Woodard is entitled to receive upon termination by SRI for any reason other than for cause, death or disability, his annual base salary and health insurance benefits for twelve months and a pro-rated cash award under our management incentive plan (as determined by the SRI Board acting in good faith). The base salary component of the severance is payable in accordance with the SRI’s then-current pay practices over the severance period following a termination and the pro-rated cash award is payable as a lump sum at such time that Mr. Woodard would have been entitled to receive any earned cash award for the year in which he is terminated if he had been employed on the last day of the year in which his employment is terminated. Under the Employment Agreement, “cause” generally includes the executive’s indictment, conviction or plea of no contest for a felony, violation of the employment agreement, failure to perform his duties, failure to cooperate with a governmental investigation, insubordination, incompetence, misconduct, unethical conduct or failure to comply with SRI’s policies. The Employment Agreement also requires SRI to pay to Mr. Woodard such severance payments and provide such benefits following a termination by Mr. Woodard for “good reason” within one year following a change in control. The consummation of the Transactions would constitute a change in control under such agreement. Under the Employment Agreement, Mr. Woodard is prohibited from competing with SRI during the two-year period following termination of his employment, and the foregoing severance is conditioned upon his compliance with such covenant not to compete with SRI and the execution of a release in favor of SRI.

Retention Agreements and Change of Control Payment

SRI has entered into retention agreements (the “Retention Agreements”) with the following executive officers (collectively, the “Officers”), which agreements will remain an obligation of SRI or its successor following the Merger: Mark Faris, William Braun and David McGuire.

Each Retention Agreement requires SRI to continue to pay the Officer his base salary and health insurance benefits for a period of nine months following termination of employment for any reason other than cause, death or disability. Under the Retention Agreements, “cause” generally includes the executive being charged with a felony, disclosure of our trade secrets or other confidential information, or misconduct, insubordination or violation of SRI’s policies. The Retention Agreements also require SRI to pay to the executive officer such severance payments and provide such benefits following a termination by the executive officer for “good reason” within one year following a change in control. The consummation of the Transactions would constitute a change in control under such agreements.

Each Officer also entered into a non-competition and confidentiality agreement with SRI, pursuant to which the Officer is prohibited from competing with SRI during the one-year period following termination of his employment, and the foregoing severance is conditioned upon the Officer’s compliance with such competition and confidentiality agreement and his execution of a release in favor of SRI.

Indemnification and Insurance

SRI’s articles of incorporation and bylaws provide that SRI will indemnify its directors and executive officers to the fullest extent permitted by law. Pursuant to the FBCA, SRI may, and in some cases, must, indemnify its directors and executive officers against certain liabilities. In general, the FBCA provides that a corporation may indemnify (and advance expenses incurred by) each person who was or is a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that he or she is or was a director or officer of the corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. However, no indemnification shall be made in connection with any proceeding brought by or in the right of a corporation where the person involved is adjudged to be liable to the corporation, except to the extent approved by a court. To the extent that any directors or officers are successful on the merits or otherwise in the defense of any of the proceedings described above, the FBCA provides that the corporation is required to indemnify such directors and officers against expenses actually and reasonably incurred in connection therewith. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any director or officer if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the FBCA or the corporation’s articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The foregoing discussion is not a complete statement of the FBCA and is qualified in its entirety by reference to the FBCA.

SRI has entered into an indemnification agreement with each of its directors and its executive officers. These agreements require SRI to, among other things, indemnify and advance expenses on behalf of such individuals to the extent permitted under the FBCA, and supplement the protections provided under SRI’s articles of incorporation and bylaws. This description of the indemnification agreements entered into between SRI and such individuals does not purport to be complete and is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(4) hereto, which is incorporated herein by reference. SRI also maintains directors’ and officers’ liability insurance that insures SRI’s directors and officers against certain losses and insures SRI with respect to its obligations to indemnify its directors and officers.

Under the Merger Agreement, Parent has agreed to fulfill and honor in all respects the obligations of SRI pursuant to (i) indemnification agreements between SRI and each of its current or past directors, officers, employees and agents, and (ii) indemnification provisions under SRI’s articles of incorporation and bylaws as in effect on the date of the Merger Agreement. From and after the Effective Time, Parent has agreed to cause the Surviving Corporation to honor in all respects such indemnification agreements.

Parent has agreed to also cause the Surviving Corporation’s articles of incorporation and bylaws to contain provisions with respect to exculpation and indemnification that are at least as favorable to its current or past directors, officers, employees and agents as those contained in SRI’s articles of incorporation and bylaws as in effect on the date of the Merger Agreement, and such provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of such individuals.

Further, Parent has agreed to cause the Surviving Corporation to maintain in effect the existing policy of directors’ and officers’ liability insurance maintained by SRI as of the date of the Merger Agreement for the benefit of the current or past directors and officers of SRI with respect to acts or omissions occurring prior to or at the Effective Time. In the alternative, the Surviving Corporation may substitute such existing policy for one or more policies of comparable or better coverage with respect to both amount and absence of exclusions, or purchase six-year “tail” coverage covering acts or omissions before the Effective Date (including in connection with the Transactions) providing for comparable or better coverage relative to the existing policy. The maintenance of such existing policy (or substituted policy, as the case may be) shall continue from the Effective Time until its sixth anniversary.

Parent and Surviving Corporation have jointly and severally agreed to pay all reasonable expenses that may be incurred by any current or past director or officer in enforcing such indemnity and similar obligations contained in the Merger Agreement if such individual is judicially determined to be entitled to indemnification thereunder.

Item 4. The Solicitation or Recommendation.

The SRI Board evaluated the Offer and the Merger with the assistance of SRI’s management and legal and financial advisors and discussion with the Special Committee (as defined below) and, after careful consideration, at a meeting held on June 6, 2012, the SRI Board unanimously (i) determined and resolved that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of SRI and its shareholders, (ii) approved the Merger Agreement and the Transactions, including the Offer and the Merger, and (iii) recommended that SRI’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

Accordingly, and for the other reasons described in more detail below, the SRI Board unanimously recommends that SRI’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

A copy of the letter to SRI’s shareholders dated June 13, 2012 communicating the recommendation of the SRI Board, as well as the joint press release, dated June 7, 2012, issued by SRI and Parent announcing the execution of the Merger Agreement, are included as Exhibits (a)(8) and(a)(7) to this Statement, and are incorporated herein by reference.

Background of the Transactions

The following chronology summarizes the key meetings, conversations and events between Parent and its representatives and SRI and its representatives that led to the signing of the Merger Agreement and the Offer. This chronology covers only key events leading up to the Merger Agreement and does not purport to catalogue every conversation between representatives of Parent, SRI and other parties. Information about Parent was provided by Parent, and SRI does not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which SRI or its representatives did not participate.

The SRI Board and SRI’s management regularly review its results of operations and competitive position and periodically review its strategic options, including whether the continued execution of its strategy as a stand-alone company or a possible strategic transaction, including a sale to a third party or other business combination, would offer the best opportunity to enhance shareholder value.

On October 8, 2010, SRI mailed a letter to its shareholders indicating that at that time, the SRI Board believed that SRI and its shareholders would be best served if SRI continued to focus on executing its strategic plan. Among other factors, the SRI Board was receiving regular briefings from management confirming that sales opportunities were progressing well, meaning that SRI should experience revenue growth in 2011 and following years.

Also on October 8, 2010, SRI received a letter from an interested strategic party (“Bidder A”) to Charles Federico, Chairman of the SRI Board and Gerald Woodard, Chief Executive Officer of SRI, expressing Bidder A’s interest in acquiring SRI at a price of $4.15 Share. This and all subsequent expressions of interest from Bidder A were non-binding and subject to due diligence.

On October 13, 2010, the SRI Board met and discussed its receipt of the indication of interest from Bidder A and deferred a resolution on a response until its upcoming Board meeting on October 26, 2010. The SRI Board resolved to engage McColl Partners, LLC (“McColl Partners”) to act as its financial advisor.

On October 26, 2010, the SRI Board met to review and discuss Bidder A’s indication of interest, and, at the SRI Board’s invitation, was joined by members of management, Hill Ward Henderson, SRI’s legal counsel, and representatives of McColl Partners. The SRI Board received a presentation from McColl Partners regarding its valuation analysis, and then continued its discussion of Bidder A’s indication of interest and the appropriate response. In this and other discussions of indications of interest, the SRI Board also considered other strategic alternatives for SRI, including SRI remaining a stand-alone company pursuing current strategies. The SRI Board considered these points: (a) discussions limited to Bidder A might not yield a representative indication of value, (b) the participation in the process of its principal joint venture partner would be desirable to help create a competitive process among bidders, and (c) management was optimistic about revenue prospects for 2011, given new contracts that were already secured, but value from that revenue growth might be difficult to realize at that time, without it being reflected in reported operating results. The SRI Board concluded that it could gain a better sense of SRI’s potential value with the benefit of confidential discussions with a broader, but targeted, group of larger strategic industry players. The SRI Board authorized its advisors to initiate efforts to secure an appropriate confidentiality agreement with Bidder A and eight other parties as part of a targeted process to determine the value that might be realized on a sale. Given concern regarding a potential hostile offer, the Board also authorized Hill Ward Henderson to prepare a shareholder rights plan for possible adoption, if needed, at a later meeting.

On October 29, 2010, Hill Ward Henderson began negotiating a non-disclosure agreement with Bidder A, which refused to agree to standstill provisions. On November 5, 2010, the Board met and, after consulting with its advisors, adopted the Rights Agreement, and announced the adoption of the Rights Agreement and receipt of the unsolicited expression of interest. On November 11, 2010, Bidder A signed the non-disclosure agreement. As part of a targeted marketing process, SRI also executed non-disclosure agreements with other parties.

On November 19, 2010, representatives from Bidder A met with SRI’s management to discuss SRI’s outlook and the possibility of a friendly combination. Representatives from Hill Ward Henderson and McColl Partners were also present at the meeting.

On November 22 and November 23, 2010, representatives from two potential strategic partners other than Bidder A met with SRI’s management and McColl Partners to discuss SRI’s business and financial outlook and a possible combination.

On November 30, 2010, Bidder A sent an email to SRI, increasing the amount specified by its non-binding indication of interest to $4.25 per Share (an increase of $.10 per Share), and stating that this expression of interest was valid until January 3, 2011, but subject to due diligence and a definitive agreement. (As discussed below, one year later during SRI’s open sale process, Bidder A initially expressed interest at $5.00 per Share, then after extended due diligence, reduced its offer first to $4.25 per Share and then to $3.55 per Share.)

On December 14, 2010, at the request of the SRI Board, McColl Partners sent letters to two additional strategic parties outlining procedures for submitting an indication of interest by December 21, 2010.

On December 20, 2010, the SRI Board held a call with its legal and financial advisors to review the targeted marketing process. Of the two potential acquirers that met with SRI’s management, one group declined to move forward and the other group indicated that it would provide feedback on December 21, 2010. The other groups contacted in the targeted marketing process were in the process of negotiating non-disclosure agreements.

On December 21, 2010, the SRI Board held another call with its legal and financial advisors for an update on the process. McColl Partners noted that of the two groups that met with management both declined to move forward in a sale process. Of particular importance to the SRI Board, its principal joint venture partner stated that it was engaged in other strategic matters at that time and would not participate in sale discussions. The joint venture partner indicated that it might potentially be interested in discussions in mid-2011. Based on a review of valuation analyses compiled by its financial advisor and relying on its judgment that SRI’s business appeared to be at a favorable inflection point based on revenue potential, the SRI Board unanimously resolved to counter Bidder A’s expression of interest with an offer to sell SRI for $6.35 per Share. The SRI Board believed at that time that an offer below that amount would not reflect SRI’s growth prospects.

On December 30, 2010, Bidder A called McColl Partners and indicated that it might consider paying a price “somewhere between $4.25 per Share and $6.35 per Share,” again subject to due diligence and a definitive agreement. Bidder A never actually specified a price higher than $4.25 per Share.

On January 3, 2011, the SRI Board held another call with its legal and financial advisors to discuss Bidder A’s latest communication. Based on a direction from the SRI Board, McColl Partners communicated to Bidder A that afternoon that $6.35 was the minimum price per Share that SRI would accept. Following this communication, Bidder A temporarily suspended its expression of interest in acquiring SRI.

On January 10, 2011, the SRI Board discontinued its targeted marketing process, but delayed making a public announcement to allow for the possibility that Bidder A might renew its interest at the higher requested price. On March 7, 2011, the SRI Board announced to shareholders that it would not pursue acquisition discussions.

On April 20, 2011, Mr. Woodard met with a representative of Bidder A to explore a potential supply relationship and other strategic cooperation. The Bidder A representative expressed its continuing interest in an acquisition and willingness to participate in any organized sale process, although he stated that he did not anticipate Bidder A increasing the amount of its interest from that stated in its expression of interest in response to a competitive process. On April 28, 2011, the SRI Board discussed this continuing expression of interest. At the request of the SRI Board, McColl Partners presented an updated valuation analysis to the SRI Board and reviewed with the SRI Board SRI’s prospects as a stand-alone company. The SRI Board decided not to pursue a sale process with Bidder A at that time.

On August 5, 2011, the SRI Board met and, with the assistance of representatives of McColl Partners and Hill Ward Henderson, discussed SRI’s strategic situation and opportunities available given several quarters of disappointing earnings and inbound inquiries regarding a possible transaction from a number of interested parties. By that time, SRI had enjoyed several quarters of revenue growth (revenues increased 7% in 2011). However, those increased revenues were offset by unanticipated increases in expenses in several areas of SRI’s business: medical expenses (increased by $957,000 in 2011), cotton towel expense caused by a cotton shortage (increased by $672,000 in 2011), and diesel fuel expense (increased by $489,000 in 2011). (In fact, expenses in these three areas contributed a $2.1 million adverse impact on earnings in 2011, more than offsetting solid revenue growth for the year.)

On August 24, 2011, the SRI Board determined that SRI should pursue strategic alternatives with a primary focus on a sale. The SRI Board instructed management to develop, with the assistance of McColl Partners and Hill Ward Henderson, an open sale process. On September 14, 2011, the SRI Board issued a press release announcing plans to explore and evaluate strategic alternatives for SRI to enhance shareholder value, including a possible strategic alliance, merger, or sale. The SRI Board also indicated that SRI had retained McColl Partners as financial advisor to the SRI Board. The SRI Board also appointed a Special Committee of the SRI Board (the “Special Committee”) to oversee the strategic process, consisting of Messrs. Federico (Chair), Orsatti, and Emanuel, all of whom were independent directors of SRI and experienced in acquisition transactions.

On September 15, 2011, McColl Partners began contacting potential purchasers on behalf of SRI. At the instruction of the SRI Board, McColl Partners contacted 252 parties identified as potential purchasers, of which 93 entered into confidentiality agreements with SRI.

On September 26, 2011, the Special Committee held a meeting by telephone attended by management and Hill Ward Henderson. Management reported on developments in SRI’s strategic review process and referred the Special Committee to a list of contacted parties that was distributed in advance of the meeting. Management noted that McColl Partners received a number of inbound requests for information, mostly from potential financial acquirers. Hill Ward Henderson reviewed the conditions for interested parties to obtain the Company’s Confidential Information Memorandum (“CIM”), including each interested party’s execution of a non-disclosure agreement containing a customary standstill provision. The Special Committee agreed that interested parties, including potential strategic acquirers with whom the Company held previous discussions, should be asked to enter into a standstill agreement to facilitate an effective, board-managed process.

On October 3, 2011, the Special Committee held a meeting by telephone attended by management and financial and legal advisors. Management reported on developments in SRI’s strategic review process. The Special Committee approved a deadline for receiving initial indications of interest from potential acquirers during the week of October 24, 2011.

On October 10, 2011, the Special Committee held a meeting by telephone attended by management and financial and legal advisors. McColl Partners updated the Special Committee regarding certain developments in SRI’s strategic review process, including summaries of discussions with potential financial and strategic acquirers.

On October 10, 2011 Synergy Health signed a non-disclosure agreement and received the CIM. Between October 11 and October 21, 2011, Synergy Health requested additional due diligence items and inquired with McColl Partners regarding the process and next steps.

On October 19, 2011, the Special Committee held a meeting by telephone attended by management and financial and legal advisors to receive an update on the strategic process.

On October 21, 2011, Synergy Health informed McColl Partners that it was interested in acquiring SRI, but unwilling to provide a non-binding written indication of valuation without first meeting with SRI management. Synergy Health suggested that it could meet with SRI management in November 2011 during a previously scheduled trip to the United States. McColl Partners indicated to Synergy Health that it would be helpful to have written guidance on Synergy Health’s interest level and potential valuation range prior to arranging a meeting with management. Synergy Health did not follow-up with any further near-term communications requesting to confirm meeting times or offering written guidance on valuation.

On October 24, 2011, the Special Committee held a meeting by telephone attended by management and financial and legal advisors. McColl Partners updated the Special Committee on developments in SRI’s strategic review process, including discussions with potential financial and strategic acquirers.

On October 31, 2011, McColl Partners updated the SRI Board regarding the marketing process, noting that written indications of interest were received from 11 potential purchasers and one potential investor. Synergy Health did not provide an indication of interest as of that date. During the period from October 31, 2011 through December 1, 2011, McColl Partners received indications of interest from two other potential purchasers.

During the following weeks, representatives of eight potential purchasers, including four potential strategic purchasers and four potential private equity purchasers, met with members of SRI’s senior management at SRI’s headquarters and toured SRI’s Tampa, Florida facility. Members of the SRI Board attended a number of these meetings.

During the period from November 16, 2011 through December 14, 2011, representatives of potential purchasers reviewed materials in an online data room and engaged in business and legal due diligence discussions both in person and by telephone with representatives of SRI and its financial advisor.

On November 21, 2011, McColl Partners updated the Special Committee on developments in SRI’s strategic review process, including meetings between SRI’s management and potential financial and strategic acquirers.

On November 28, 2011, at the direction of the Special Committee, McColl Partners contacted potential purchasers to describe the procedure for submitting an acquisition proposal, and requested that such submissions be delivered to McColl Partners by December 14, 2011.

On December 5, 2011, and December 12, 2011, McColl Partners updated the Special Committee on developments in SRI’s strategic review process, including discussions between McColl Partners and potential acquirers.

On December 14, 2011, Bidder A submitted a proposal contemplating a purchase price of $4.25 per Share and a termination fee of 4.5% of the enterprise value plus reimbursement of Bidder A’s expenses. Bidder A’s proposal was the only acquisition proposal submitted in this timeframe. The remaining field of potential bidders declined to proceed further, citing reasons that included capital expenditure needs and challenges of the reusable linen business. On December 16, 2011, the Special Committee met and instructed McColl Partners to contact Bidder A with a view to convincing it to increase its proposed purchase price. Those efforts were unsuccessful.

On December 19, 2011, at the request of the SRI Board, representatives of McColl Partners reviewed with the SRI Board the marketing process, Bidder A’s proposal, and McColl Partners’ updated preliminary financial analyses of SRI. Following discussion among members of the SRI Board with the assistance of management and SRI’s legal and financial advisors, the SRI Board resolved to delay a definitive decision on whether to proceed with Bidder A pending further discussions with Bidder A regarding the terms of its proposal.

On January 4, 2012, the SRI Board met to discuss the results of the strategic review process. The SRI Board engaged in a lengthy discussion of the sale opportunity offered by this process and alternatives for operating the business going forward, continuing its discussion of these alternatives from its December 19, 2011 meeting. The SRI Board resolved to direct legal counsel and McColl Partners to proceed with efforts to negotiate a definitive and acceptable merger agreement with Bidder A, reflecting the offered purchase price, with a final merger agreement to be subject to SRI Board approval and receipt of a fairness opinion from McColl Partners. The SRI Board also resolved to continue exploring alternatives for independently operating the business during this negotiation process and to continue pursuing potential other strategic alternatives that might be offered by any other bidders that might arise during this negotiation process.

On January 6, 2012, Hill Ward Henderson, McColl Partners, representatives of Bidder A, and its legal counsel held a telephone conference to negotiate terms of a merger agreement.

On January 10, 2012, Bidder A’s legal counsel provided a revised draft of the merger agreement, which included, among other things, a reduced termination fee. Over the following weeks, while Bidder A continued its diligence process, the parties continued to negotiate terms of a merger agreement, eventually reaching agreement on a termination fee of $1.15 million and by late February, a resolution of most other terms of a merger agreement.

On February 13, 2012, Synergy Health contacted McColl Partners and indicated that its CEO, Richard Steeves, would like to meet SRI’s management during an already scheduled visit to the Tampa, Florida area between March 6 and March 8, 2012. A meeting was arranged for March 8, 2012.

On February 28, 2012, based on due diligence, Bidder A verbally revised its purchase price to $3.55 per Share, and indicated that it would accept the latest draft of a merger agreement submitted by SRI’s legal counsel.

On March 1, 2012, the Special Committee held a call to discuss Bidder A’s revised purchase price and decided to convene a meeting of the SRI Board to discuss the revised purchase price.

On March 2, 2012, SRI’s management met with a potential investor to discuss a growth investment in SRI.

On March 7, 2012, the SRI Board met and, with the assistance of its advisors, discussed the $3.55 per Share offer from Bidder A, and decided not to proceed with that offer at that time. The SRI Board decided to confirm to Bidder A that it was prepared to move forward at its previous proposed purchase price of $4.25 per Share. In addition, the SRI Board directed SRI management and McColl Partners continue discussions with Synergy Health and the potential investor, which later withdrew its interest in a transaction.

On March 8, 2012, Synergy Health’s CEO, Richard Steeves, met with Mr. Woodard in Tampa, Florida. The meeting included a tour of SRI’s Tampa facility and a management presentation at SRI’s headquarters. Near the conclusion of the meeting, McColl Partners was contacted and joined by telephone. Mr. Steeves indicated that he wanted to proceed with a potential acquisition and promised to follow-up with valuation guidance in the next day. McColl Partners indicated to him that Synergy Health would need to move quickly given the ongoing strategic alternatives process.

On March 9, 2012, Mr. Steeves provided a written non-binding expression of interest of $4.50 per Share, contingent on, among other things, satisfactory completion of additional due diligence and execution of a satisfactory definitive merger agreement. The expression of interest also included concerns over SRI’s ability to create a sustainable competitive advantage in the reusable linen business. The Special Committee approved providing Synergy Health access to the online data room.

On March 12, 2012, Synergy Health began a review of the data room and further due diligence, which continued through its signing of the Merger Agreement.

On March 15, 2012, Mr. Steeves updated SRI and McColl Partners on the ongoing due diligence. Mr. Steeves reiterated concerns regarding the reusable linen business.

On March 21, 2012, Mr. Steeves notified SRI that following Synergy Health’s due diligence process, Synergy Health was revising its proposed purchase price to $4.00 per Share. Mr. Steeves indicated that Synergy Health could complete its due diligence by mid-April.

On March 22, 2012, the Special Committee met to discuss Synergy Health’s non-binding expression of interest at $4.00 per Share. The Special Committee instructed McColl Partners to call Synergy Health to discuss Synergy Health’s revised proposed per Share price with a view to seeking an increase in such a price. McColl Partners contacted Synergy Health as instructed on the following day.

On March 23, 2012, McColl Partners suggested to Synergy Health alternatives that might allow Synergy Health to achieve a higher per Share price.

On April 2, 2012, Mr. Steeves notified McColl Partners that based on Synergy Health’s further analysis, it would no longer offer a price of $4.00 per Share and was withdrawing its indications of interest.

Also on April 2, 2012, Charles Federico, Chairman of SRI’s Board, received a call from Bidder A, renewing its offer to proceed with a transaction at $3.55 per Share. On April 5, 2012, the SRI Board resolved to proceed with discussions with Bidder A, with a view to seeking an increase in Bidder A’s offer. In discussions with the Bidder A representative, Mr. Federico was unsuccessful in negotiating an increase of the purchase price over $3.55 per Share. Bidder A also told Mr. Federico that it would need to complete further due diligence before proceeding, including due diligence on SRI’s first quarter results.

On April 4, 2012, Mr. Woodard called Mr. Steeves to request that Synergy Health continue its discussions with SRI regarding a possible acquisition of SRI by Synergy Health. Mr. Steeves and Mr. Woodard informally discussed a non-binding indicative price of $3.70 in cash per Share for a transaction in which Synergy Health would acquire SRI. The reduced price was based on a downgrading by Synergy Health of its estimates of potential synergies that it might realize from a transaction and of potential improvements it could make in the financial performance of SRI’s business. Over the next 10 days, Mr. Steeves and Mr. Woodard exchanged several emails and calls relating to a potential acquisition of SRI by Synergy Health.

On April 11, 2012, Mr. Steeves contacted Mr. Woodard in response to several prior follow-up communications from Mr. Woodard to Mr. Steeves. Mr. Steeves communicated that certain aspects of SRI’s business made it difficult for Synergy Health to proceed at the current time. In addition, he noted that Synergy Health had just completed another acquisition of a U.S.-based company and was in the process of integrating that acquisition. Mr. Steeves indicated interest in continuing a dialogue after SRI reported its first quarter 2012 results.

On May 4, 2012, Bidder A indicated it was prepared to execute a definitive merger agreement subject to SRI (i) delivering tender and support agreements, executed by its shareholders who hold at least 35% of SRI’s issued and outstanding stock; (ii) signing an agreement with a specific SRI vendor on terms reasonably acceptable to Bidder A; and (iii) receiving additional comfort from SRI’s lender that the lender would not accelerate the loan before closing of a transaction. In response, SRI obtained the lender comfort and initiated efforts to secure the requested tender and support agreements and schedule the requested vendor meeting.

On May 11, 2012, Richard Steeves of Synergy Health emailed Gerald Woodard that Synergy Health was again interested in an acquisition at a per Share price of $3.70, subject to additional due diligence. Mr. Steeves indicated that Synergy Health would be prepared to complete due diligence and sign a merger agreement by early June. Based on Mr. Steeves’ email, the Special Committee instructed McColl Partners to initiate dialogue with

Synergy Health regarding the completion of final due diligence. McColl Partners held a conference call with Richard Steeves and Gavin Hill, Synergy Health’s Finance Director, to kick-off final due diligence. During this call, Synergy Health indicated that it was going to engage KMPG LLP to assist with financial and tax due diligence and DLA Piper LLP to assist with commercial and legal due diligence.

On May 17, 2012, the SRI Board met to discuss the progress of the strategic review process. The SRI Board engaged in a discussion of the two remaining bidders and the steps to be followed after a bidder was selected.

On May 17 through 19, 2012, Mr. Steeves and other senior Synergy Health executives toured several of SRI’s facilities and met with Gerald Woodard and other members of SRI’s management team at SRI’s Tampa headquarters for additional due diligence.

From May 22, 2012 through May 25, 2012, Mr. Steeves and other senior Synergy Health executives completed further due diligence at the Tampa headquarters. During the due diligence meetings, Mr. Steeves communicated to Gerald Woodard and McColl Partners that Synergy Health’s due diligence was preceding satisfactorily and Synergy Health was prepared to move forward with the acquisition. Mr. Steeves provided a non-binding letter reconfirming Synergy Health’s interest in an acquisition of SRI at $3.70 per Share. Also during the week, Hill Ward Henderson and DLA Piper LLP, legal counsel for Synergy Health, began negotiating a merger agreement. In those discussions, Synergy Health initially requested a termination fee of $1.5 million, but eventually agreed to accept a termination fee of $1.15 million or 3.0% of enterprise value and inclusive of expenses. On June 5, 2012, the parties reached agreement on a form of the Merger Agreement. Synergy Health also requested that SRI secure the Shareholder Tender Agreements supporting the offer from its shareholders holding between 30 and 35% of outstanding shares. Pursuant to instructions from the Special Committee, SRI contacted shareholders to request these agreements.

On June 1, 2012, Synergy Health’s Company Secretary sent a letter to the SRI Board on behalf of Synergy Health’s Board of Directors confirming that Synergy Health had reviewed relevant due diligence materials and had delegated authority to Mr. Steeves and Gavin Hill to sign the Merger Agreement to acquire SRI.

On June 1, 2012, the Special Committee held a meeting to discuss alternative offers being made to acquire SRI. The Special Committee noted the higher offer price made by Synergy Health relative to Bidder A, that Bidder A’s offer remained subject to contingencies, and that the terms of the proposed merger agreement with Synergy Health were more favorable in some respects than those of the proposed merger agreement with Bidder A. The Special Committee resolved to approach Bidder A to offer it an opportunity to increase its offer before the afternoon of June 4, 2012, at 5:00 p.m., with a commitment to proceed to signing by June 6, 2012, without contingencies to signing. The Special Committee instructed McColl Partners to contact Bidder A as soon as possible and report back to the Special Committee. The Special Committee determined that it would recommend to the full SRI Board that SRI proceed with Synergy Health’s proposal if Bidder A or another bidder did not submit a superior offer.

Later on June 1, 2012, McColl Partners contacted a Bidder A representative to inform him of the higher offer from another unnamed party and the opportunity for Bidder A to increase its offer and remove contingencies. During the call, the Bidder A representative expressed that it was highly unlikely that Bidder A would increase its offer, but stated that he would respond after conferring with other Bidder A management. Following the call, McColl Partners confirmed in a letter to Bidder A SRI’s request that Bidder A increase its offer, remove contingencies, and proceed to a signing.

On June 4, 2012, Bidder A re-affirmed its interest in acquiring SRI at a price of $3.55 per Share. Bidder A also indicated that there remained at least one condition that needed to be fulfilled before it would sign a definitive merger agreement.

Also on June 4, 2012, SRI received a request from a shareholder which was contacted regarding a Shareholder Tender Agreement that SRI defer its strategic process pending the shareholder being given an opportunity to review SRI’s financial information and participate in the acquisition process. The SRI Board considered this request and, after taking into account the fact that the shareholder had been aware of SRI’s strategic process since at least September 2011 and had not provided an indicative valuation range or sought access to SRI’s electronic data room, determined that any further delay in the strategic process to allow this shareholder more time to determine whether it was interested in pursuing a transaction and at what price, was not in the best interests of SRI or its shareholders because it would risk loss of SRI’s existing opportunities with Synergy Health and Bidder A.

On June 6, 2012, pursuant to instructions from the SRI Board, McColl Partners responded to a phone call from Bidder A and offered a final opportunity to Bidder A to increase its bid. Bidder A confirmed that it had no interest in increasing its bid of $3.55 per Share.

On June 4, 2012, and continuing on June 6, 2012, the SRI Board held a meeting to consider the proposed Transaction. Members of SRI management and representatives of Hill Ward Henderson and McColl Partners attended at the SRI Board’s invitation. Hill Ward Henderson reviewed with the SRI Board its fiduciary duties in the context of the transaction being considered. The legal counsel reviewed the material terms of the Merger Agreement, including the price, covenants, break-up fee, non-solicitation provisions, termination provisions and “top-up option”. He also provided a summary of the deal structure and the operation of the tender offer, top-up option, and merger process if the parties were to sign the Merger Agreement. McColl Partners reviewed and discussed the strategic process that led to the transactions being considered and its financial analyses with respect to SRI and the Offer. Thereafter, at the request of the SRI Board, McColl Partners rendered its oral opinion to the SRI Board (which was subsequently confirmed in writing by delivery of McColl Partners’ written opinion dated June 6, 2012) to the effect that, as of June 6, 2012 and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by McColl Partners in preparing its opinion and more fully described under “Opinion of Financial Advisor to the SRI Board,” the per share consideration to be received by the holders of SRI Shares other than Synergy Health and its affiliates, including Purchaser, in the Transaction pursuant to the Merger Agreement was fair from a financial point of view to such shareholders. Following discussion, the SRI Board unanimously approved the Merger Agreement, the Offer, and the Merger, and authorized management to execute and deliver the Merger Agreement. The SRI Board also authorized an Amendment to exempt the Merger Agreement and the transactions contemplated by it from the Rights Agreement.

Following execution of the Amendment by SRI and the Rights Agent, the parties signed the Merger Agreement later on June 6, 2012, after trading on NASDAQ closed. Also, shareholders holding 32% of SRI’s outstanding Shares executed Shareholder Tender Agreements with affiliates of Synergy Health concurrently with the execution of the Merger Agreement. On the morning of June 7, 2012, the parties issued a joint press release announcing the Transactions.

The Offer was commenced by Purchaser on June 13, 2012, and this Schedule 14D-9 was filed the same day.

Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the SRI Board consulted with the SRI’s senior management and legal and financial advisors. In the course of reaching its determination of the fairness of the terms of the Offer and the Merger and its unanimous decision to approve and declare advisable the Merger Agreement and the Transactions, including the Offer and the Merger, and to recommend that SRI’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, adopt the Merger Agreement and approve the Merger, the SRI Board considered a number of factors, including the following material factors and benefits of the Offer and the Merger, each of which the SRI Board believed supported its determination and recommendation:

1. Strategic Process. The SRI Board considered its belief that the value offered to shareholders in the Offer and the Merger was more favorable to SRI’s shareholders than the potential value that might have resulted to

SRI’s shareholders from other strategic alternatives evaluated by the SRI Board, with the assistance of SRI senior management and its advisors, including remaining an independent company, taking into account the potential benefits, risks and uncertainties of those other alternatives.

The SRI Board believed that SRI engaged in a reasonable process to obtain the best available value for its shareholders and create an opportunity for other potentially interested parties to express interest in and negotiate a transaction with SRI. The SRI Board noted that SRI announced an open process to explore strategic alternatives beginning in September 2011, announced the continuation of that process on several occasions, and actively sought offers from a broad range of potential purchasers over an extended time period. Parent’s offer was the highest final offer made available to shareholders during that process.

2. Certainty of Consideration. The SRI Board considered that the form of consideration to be paid to holders of Shares in the Offer and the Merger is cash, which will provide certainty of value and liquidity to SRI’s shareholders compared to stock or other forms of consideration.

3. Likelihood of Completion; Certainty of Payment. The SRI Board considered its belief that the Offer and the Merger will likely be completed, based on, among other factors:

•	The absence of a financing contingency and the financial capability of Synergy Health to complete the transactions;

•	The absence of any regulatory approvals required for the transactions; and

•	The scope of the other conditions to completion, and the fact that the conditions to the Offer are specific and limited and, in the SRI Board’s judgment, are likely to be satisfied.

4. SRI’s Operating and Financial Condition. The SRI Board considered the current and historical financial condition, results of operations, business and prospects of SRI, as well as SRI’s financial plan and prospects if it were to remain an independent public company, as well as the risks and uncertainties that SRI would face if it were to remain an independent public company, including those described in SRI’s filings with the SEC. Such risks and uncertainties include, but are not limited to:

•	SRI’s potential need for additional capital in the future, which might not be available;

•

SRI’s dependence on the sales process and market acceptance of its products and services, which emphasize the supply of reusable surgical products to a market that predominantly uses disposable products;

•	Intense competition in the markets in which SRI operates could adversely affect it, including competition with existing and potential competitors that possess substantially greater resources;

•

SRI’s reliance on key suppliers, including Aesculap, Inc. for instruments, Gore & Associates as its supplier of the barrier fabric, and an affiliate of Cardinal Health, Inc. as its supplier of disposable products;

•	Fluctuations in the availability and cost of commodity items used in SRI’s products and distribution network; and

•	SRI’s potential loss of one or more significant customers or purchasing organizations.

The SRI Board noted risks to SRI’s prospects for substantially increasing shareholder value as a standalone company above $3.70 per Share, including continuing adverse impacts on its profit margins caused by competitive pricing pressures and rising fuel, materials, medical, and other expenses.

The SRI Board further noted that SRI failed to comply with financial covenants in its credit facility for the fiscal year ended 2011, and might face further challenges in maintaining its good standing with its lender.

5. Analyses and Opinion of SRI Board’s Financial Advisor. The SRI Board reviewed and discussed the financial analyses of McColl Partners, LLC (“McColl Partners”) as well as the oral opinion of McColl Partners rendered to the SRI Board on June 6, 2012 (which was subsequently confirmed in writing by delivery of McColl Partners’ written opinion dated the same date) with respect to the fairness, from a financial point of view, to the holders of Shares other than Synergy Health and its affiliates, including Purchaser, of the per Share consideration to be received by such shareholders in the Transaction pursuant to the Merger Agreement, as more fully described below under the heading “Opinion of the SRI Board’s Financial Advisor.”

6. Terms of the Merger Agreement. The SRI Board considered the fact that the terms of the Merger Agreement were determined through arm’s length negotiations between SRI, with the assistance of its legal and financial advisors, on the one hand, and Parent and Purchaser, with the assistance of their legal and financial advisors, on the other hand. Among others, certain provisions of the Merger Agreement considered important by the SRI Board were:

•

Tender Offer Structure. The fact that the Merger Agreement provides for a prompt tender offer that consists of cash for all of the Shares to be followed by a second step merger for the same cash consideration, thereby enabling SRI’s shareholders to obtain the benefits of the transaction at the earliest possible time;

•

Minimum Tender Condition. The consummation of the Offer being conditioned on there being validly tendered and not withdrawn prior to the expiration of the Offer (the “Expiration Date”) the number of Shares that, together with the Shares then owned by Parent and Purchaser, represents greater than a majority of the Shares outstanding at the Expiration Date (the “Minimum Tender Condition”) and which, if satisfied, would demonstrate strong support for the Offer and the Merger by SRI’s shareholders;

•

Ability to Respond to Certain Unsolicited Takeover Proposals. The ability of SRI, under certain circumstances specified in the Merger Agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third-party that makes an unsolicited bona fide written proposal for an acquisition transaction that it deems likely to result in a Superior Proposal (as defined in the Merger Agreement); and

•

Change in Recommendation; Ability to Accept a Superior Proposal. The SRI Board’s right to withdraw, modify or amend its recommendation, recommend a Superior Proposal, or terminate the Merger Agreement under certain circumstances, including to accept a Superior Proposal, subject to Purchaser’s right to negotiate in good faith to make adjustments to the terms of the Merger Agreement and SRI’s obligation to pay a termination fee of $1.15 million in the case of a termination of the Merger Agreement by SRI to accept a Superior Proposal. The SRI Board determined that the termination fee was reasonable at 3.0% of SRI’s total enterprise value of $38.45 million. In addition, the SRI Board recognized that provisions in the Merger Agreement relating to termination fees were insisted upon by Parent as a condition to entering into the Merger Agreement, with the amount resulting from an arm’s length negotiation between the parties.

7. Benefits for Employees and Customers. The SRI Board considered the fact that Parent’s acquiring SRI would likely offer an attractive opportunity for its employees to work with a company with significantly greater resources, that there were significant opportunities for Parent to make greater use of SRI’s existing facilities, and that SRI’s customers would benefit from the added products and services offered by the larger and more diverse acquirer.

In the course of its deliberations, the SRI Board considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and consummating the Offer and the Merger, including:

•	the effect of the public announcement of the Merger Agreement, including effects on SRI’s sales and operating results;

•

the fact that SRI must pay Parent a termination fee if the Merger Agreement is terminated in certain circumstances, including the potential effect of such a termination fee to deter other potential acquirers from publicly making a competing offer for SRI that might be more advantageous to SRI’s shareholders;

•	the risk that the Offer might not receive the requisite tenders from SRI’s shareholders and therefore might not be consummated;

•

the risks and costs to SRI if the transactions do not close, including diversion of management and employee attention, potential employee attrition, and the potential disruptive effect on business and customer relationships;

•

the restrictions on the conduct of SRI’s business prior to the completion of the transaction, requiring SRI to conduct its business in the ordinary course of business, and to use its commercially reasonable efforts to preserve intact its business organization and its business relationships, subject to specific limitations, which may delay or prevent SRI from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

•

the fact that the consummation of the Offer and the Merger might eventually lead to certain executive officers of SRI receiving payments pursuant to the Employment Agreement and Retention Agreements, if a termination of their employment occurred after closing, as described in Item 3;

•

the nature of the transaction as a cash transaction will prevent shareholders from being able to participate in any future earnings or growth of SRI or the combined company, and shareholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if Parent engages in future strategic or other transactions or as a result of the improvements to SRI’s operations; and

•	the fact that the all-cash consideration would be a taxable transaction to the holders of Shares that are U.S. persons for U.S. federal income tax purposes.

The foregoing discussion of factors considered by the SRI Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the SRI Board. After considering these factors, the SRI Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The SRI Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the SRI Board believed were appropriate. The SRI Board did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the SRI Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

For the reasons described here, the SRI Board recommends that you accept the Offer, tender your Shares pursuant to the Offer, and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

Opinion of the SRI Board’s Financial Advisor

On June 6, 2012, McColl Partners rendered its oral opinion to the SRI Board (which was subsequently confirmed in writing by delivery of McColl Partners’ written opinion dated the same date) to the effect that, as of June 6, 2012, the per Share consideration to be received by the holders of SRI common stock other than Synergy Health and its affiliates, including Purchaser, in the Transaction pursuant to the Merger Agreement was fair from a financial point of view to such shareholders.

McColl Partners’ opinion was directed to the SRI Board and only addressed the fairness, from a financial point of view, to the holders of SRI common stock other than Synergy Health and its affiliates, including Purchaser, of the per Share consideration to be received by such shareholders in the Transaction pursuant to the Merger Agreement and did not address any other aspect or implication of the Transaction. The summary of McColl Partners’ opinion in this Statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex II to this Statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by McColl Partners in preparing its opinion. However, neither McColl Partners’ written opinion nor the summary of its opinion and the related analyses set forth in this Statement is intended to be, and they do not constitute, advice or a recommendation to any holder of Shares as to how such shareholder should act or vote with respect to any matter relating to the Transaction, or whether such shareholder should tender Shares into the Offer.

In connection with its opinion, McColl Partners reviewed, among other things: (i) a draft, received by McColl Partners on June 5, 2012, of the Merger Agreement; (ii) certain information made available to McColl Partners by SRI relating to the historical, current and future operations, financial condition and prospects of SRI, including historical financial statements with respect to SRI for the three years ending December 31, 2011 and financial projections prepared by the management of SRI regarding the future financial results and condition of SRI for the years ending December 31, 2012 through December 31, 2016 (as adjusted by or at the direction of management of SRI, the “Projections”); (iii) certain publicly available business and financial information relating to SRI that McColl Partners deemed relevant; (iv) the publicly available financial terms of certain transactions that McColl Partners deemed relevant; (v) the financial and operating performance of SRI as compared to that of other companies with publicly traded equity securities that McColl Partners deemed relevant; and (vi) such other information, financial studies, analyses and financial, economic and market criteria as McColl Partners deemed relevant. McColl Partners also had discussions with certain members of the senior management of SRI and with certain of SRI’s representatives and advisors regarding the business, financial condition, results of operations, and prospects of SRI and the Transaction. The SRI Board advised McColl Partners, and for purposes of its opinion McColl Partners assumed, that (i) SRI is a party to a credit facility (the “Credit Facility”) with Bank of America, N.A. (the “Lender”), which requires SRI to maintain minimum fixed charge coverage and maximum funded debt to EBITDA ratio covenants, (ii) as of December 31, 2011, SRI was not in compliance with the required fixed charge coverage ratio under the Credit Facility, (iii) the Lender amended the Credit Facility and waived this default through February 29, 2012, (iv) on May 4, 2012, the Lender again amended the Credit Facility, (v) there could be no assurance that the Lender would waive or amend the Credit Facility if future defaults occurred and (vi) a default under the Credit Facility that is not waived could have a material adverse effect on SRI’s business, financial condition and results of operations.

McColl Partners relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information provided to, discussed with or otherwise reviewed by it, including information that was available to it from public sources, and did not assume any responsibility with respect to such financial and other information. McColl Partners further relied on the assurances of management of SRI that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of SRI since the respective dates of the most recent financial statements and other information provided to McColl Partners that would have been material to its analyses or opinion, and that such management was not aware of any facts or circumstances that would have made any of the information reviewed by McColl Partners inaccurate or misleading. In addition, management of SRI advised McColl Partners, and McColl Partners assumed, that the Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of SRI, and McColl Partners expressed no opinion with respect to such Projections or the assumptions on which they were based. Furthermore, McColl Partners assumed that all of the representations and warranties contained in the Merger Agreement and any related agreements were true and correct, that each party to the Merger Agreement and such other agreements would perform all of the covenants required to be performed by such party under such agreements, that the representations, warranties, covenants and conditions precedent contained in the

Merger Agreement and in any related agreements would not be modified or waived and that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement reviewed by it. In addition, McColl Partners assumed that all government, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger were or would be obtained without any adverse effect on SRI or on the expected benefits of the Transaction. Furthermore, in connection with its opinion, McColl Partners was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of SRI or any other party, nor was McColl Partners provided with any such appraisal or evaluation. McColl Partners undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which SRI was or could be a party or was or could be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which SRI was or could be a party or was or could be subject.

McColl Partners’ opinion was necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to McColl Partners as of, the date of the opinion. McColl Partners has no obligation to update, revise, reaffirm or withdraw the opinion or otherwise comment upon events occurring or information that becomes available after the date of the opinion.

McColl Partners’ advisory services and opinion were provided for the use and information of the SRI Board in connection with its consideration of the Transaction. The opinion only addressed the fairness, from a financial point of view, to the holders of SRI common stock other than Parent and its affiliates, including Purchaser, of the per Share consideration to be received by such shareholders in the Transaction pursuant to the Merger Agreement and did not address any other aspect or implication of the Offer or the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise. McColl Partners was not requested to opine as to, and the opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of SRI, its security holders or any other party to proceed with or effect the Transaction, (ii) the form, structure or any other portion or aspect of the Transaction (other than the per Share consideration to the extent expressly set forth in the last paragraph of the opinion) or otherwise, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of SRI, or to any other party, except if and only to the extent expressly set forth in the last paragraph of the opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for SRI or any other party or the effect of any other transaction in which SRI or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of SRI’s or any other party’s security holders or other constituents vis-à-vis any other class or group of SRI’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not SRI, its security holders or any other party is receiving or paying reasonably equivalent value in the Offer or the Merger, (vii) the solvency, creditworthiness or fair value of SRI or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the per Share consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. McColl Partners assumed that such opinions, counsel or interpretations were or would be obtained from appropriate professional sources. Furthermore, McColl Partners relied, with the SRI Board’s consent, on the assessments by the SRI Board, the Special Committee, SRI and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to SRI and the Transaction. McColl Partners’ opinion should not be construed as creating any fiduciary duty on McColl Partners’ part to any party. The opinion is not intended to be, and does not constitute, a recommendation to the SRI Board, the Special Committee, any security holder of SRI or any other person as to how to act or vote with respect to any matter relating to the Transaction, or whether holders of Shares should tender Shares into the Offer. The issuance of the opinion was approved by McColl Partners’ fairness committee.

In preparing its opinion to the SRI Board, McColl Partners performed a variety of analyses, including those described below. The summary of McColl Partners’ financial analyses is not a complete description of the analyses underlying McColl Partners’ opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither McColl Partners’ opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. McColl Partners arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, McColl Partners believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, McColl Partners considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in McColl Partners’ analyses for comparative purposes is identical to SRI or the proposed transaction. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, McColl Partners did not make separate or quantifiable judgments regarding individual analyses. The implied per share valuation reference ranges and implied enterprise value multiples indicated by McColl Partners’ analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond SRI’s control and the control of McColl Partners. Much of the information used in, and accordingly the results of, McColl Partners’ analyses are inherently subject to substantial uncertainty.

McColl Partners’ opinion and analyses were provided to the SRI Board in connection with its consideration of the proposed Transaction and were among many factors considered by the SRI Board in evaluating the proposed Transaction. Neither McColl Partners’ opinion nor its analyses were determinative of the per share consideration or of the views of the SRI Board with respect to the proposed Transaction.

The following is a summary of the material financial analyses performed in connection with McColl Partners’ opinion rendered to the SRI Board on June 6, 2012.

The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of McColl Partners’ analyses.

For purposes of its analyses, McColl Partners reviewed a number of financial metrics including:

•

Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

•

EBITDA Less CapEx — generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, less capital expenditures (including, with respect to SRI purchases of reusable surgical products).

Unless the context indicates otherwise, share prices for the selected companies used in the selected companies analysis described below were as of June 5, 2012, and estimates of financial performance for SRI for the years ending December 31, 2012 to 2016 were based on financial projections provided by SRI management. Estimates of future financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies.

Selected Companies Analyses

McColl Partners considered certain financial data for SRI and selected companies with publicly traded equity securities McColl Partners deemed relevant. The selected companies were selected because they were deemed to be similar to SRI in one or more respects, including the nature of their business, size, diversification and financial performance.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated EBITDA Less CapEx for the next fiscal year for which financial information had not been made public, or 2012(P) EBITDA Less CapEx; and

•	Enterprise Value as a multiple of EBITDA Less CapEx for the most recently completed twelve month period for which financial information had been made public, or LTM EBITDA Less CapEx;

The selected companies with publicly traded equity securities and corresponding multiples were:

	EV/LTM EBITDA Less CapEx	EV/2012(P) EBITDA Less CapEx
Synergy Health plc	16.4x	13.5x

Berendsen plc	9.5x	9.3x

G&K Services Inc.	15.2x	8.9x

UniFirst Corp.	9.1x	9.5x

Taking into account the results of the selected companies analysis, McColl Partners applied multiples of 8.5x to 10.3x to SRI management’s estimate of 2012(P) EBITDA Less CapEx, which resulted in an implied valuation reference range of $2.05 to $2.87 per share of SRI Shares as compared to the proposed per share consideration of $3.70 per share of SRI Shares in the Transaction. Application of a selected multiple range to SRI’s LTM EBITDA Less CapEx, which was negative, did not provide a meaningful result.

Selected Transactions Analysis

McColl Partners also considered the financial terms of certain business combinations and other transactions McColl Partners deemed relevant. The selected transactions were selected because the target companies were deemed to be similar to SRI in one or more respects, including the nature of their business, size, diversification, financial performance and geographic concentration. The financial data reviewed included the implied Enterprise Value (based on the purchase price paid in the transaction) as a multiple of LTM EBITDA Less CapEx. The selected transactions and corresponding multiples were:

Month and Year Closed	Acquiror	Target	EV/LTM EBITDA Less CapEx
February, 2012	Cardinal Health Canada Inc.	Futuremed Healthcare Products Corp.	10.6x

September 2011	C.R. Bard, Inc.	ClearStream Technologies Group plc	42.5x

March 2011	ARAMARK Clinical Technology Services, LLC	MPBP Holdings, Inc.	16.2x

August 2010	Medical Action Industries, Inc.	AVID Medical, Inc.	10.2x

November 2009	Waterland Private Equity Investments BV	Arseus NV	17.6x

August 2008	Lehman Brothers Merchant Banking	Angelica Corporation	30.7x

Application of a selected multiple range to SRI’s LTM EBITDA Less CapEx, which was negative, did not provide a meaningful result.

Discounted Cash Flow Analysis

McColl Partners also performed a discounted cash flow analysis of SRI using the Projections. In performing this analysis, McColl Partners applied discount rates ranging from 14.6% to 13.6% and perpetuity growth rate ranging from 2.0% to 3.0%. This analysis resulted in an implied valuation reference range of $3.21 to $3.99 per Share as compared to the proposed per Share consideration of $3.70 in the Transaction.

Other Matters

McColl Partners, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. McColl Partners will receive a fee currently estimated to be approximately $723,000 for its services as financial advisor to the SRI Board in connection with the Transaction, of which McColl Partners became entitled to receive $250,000 upon the rendering of its opinion and of which approximately $473,000 is contingent upon the consummation of the Offer. McColl Partners was previously engaged to provide certain financial advisory services to counsel to SRI in its capacity as such, for which the fees it received are creditable against the fees otherwise payable to McColl Partners upon consummation of the Offer. In addition, SRI has agreed to reimburse McColl Partners for certain expenses and to indemnify McColl Partners and certain related persons against liabilities arising out of its engagement.

Intent to Tender

To SRI’s knowledge, after making reasonable inquiry, all of SRI’s executive officers, directors and its affiliates, currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity). The summary of the Shareholder Tender Agreements contained in Item 3 above is incorporated herein by reference. Such summary is qualified in its entirety by reference to the form of Shareholder Tender Agreement, which is filed as Exhibit (e)(2) to this Statement, and is incorporated herein by reference.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated October 21, 2010, as amended (the “Engagement Letter”), between McColl Partners and SRI, McColl Partners was retained by SRI to provide financial advisory services to the SRI Board in connection with its consideration of a potential sale or certain other transactions involving SRI. McColl Partners will receive a fee currently estimated to be approximately $723,000 for its services as financial advisor in connection with the Transaction, of which McColl Partners became entitled to receive $250,000 upon the rendering of its opinion and of which approximately $473,000 is contingent upon the consummation of the Offer.

In addition, SRI has agreed to reimburse McColl Partners for certain expenses and to indemnify McColl Partners and certain related persons against liabilities arising out of its engagement.

Neither SRI nor any other person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to SRI’s shareholders on its behalf in connection with the Offer, the Merger, or the other Transactions.

Item 6. Interest in Securities of the Subject Company.

James T. Boosales has effected the following sales transactions pursuant to a Rule 10b5-1 trading plan adopted by him on June 30, 2010:

Date	Number of Shares[1]	Price
April 16, 2012	300	$3.70
April 19, 2012	200	$3.70
April 20, 2012	4,500	$3.70
May 15, 2012	5,000	$3.75

(1)	The Shares were owned beneficially by Mr. Boosales through the Boosales Family Limited Partnership.

Except with respect to sales of Shares by Mr. Boosales described above, no transactions with respect to the Shares have been effected by SRI or, to SRI’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except with respect to the Shareholder Tender Agreements and the Top-Up Option (as defined in Item 8 below).

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Statement, no negotiations are being undertaken or are underway by SRI in response to the Offer which relate to a tender offer or other acquisition of SRI’s securities by SRI, any subsidiary of SRI or any other person.

(b) Except as set forth in this Statement, no negotiations are being undertaken or are underway by SRI in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving SRI or any subsidiary of SRI, (ii) any purchase, sale or transfer of a material amount of assets of SRI or any subsidiary of SRI, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of SRI.

(c) Except as set forth in this Statement, there are no transactions, SRI Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Section 14(f) Information Statement

The Information Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the SRI Board, other than at a meeting of SRI’s shareholders as described in Item 3. The Information Statement is attached hereto as Annex I.

Shareholder Approval

The FBCA provides generally that, if a parent corporation owns at least 80% of the outstanding shares of each class of a subsidiary corporation, the parent corporation may merge into the subsidiary corporation by a plan of merger adopted by the board of directors of the parent corporation and the appropriate filings with the Florida Department of State, without the approval of the shareholders of the subsidiary corporation. In accordance with the FBCA, if Purchaser acquires at least 80% of SRI’s outstanding Shares, Purchaser will be able to effect the Merger without a vote of the shareholders of SRI. If Purchaser acquires, pursuant to the Offer or otherwise, less than 80% of SRI’s outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the FBCA to effect the Merger. If the Minimum Tender Condition is satisfied and Purchaser accepts the Shares for payment pursuant to the Offer, the shareholder approval required to consummate the Merger will be assured.

Appraisal Rights

No appraisal rights are available with respect to the Shares tendered and accepted for purchase in the Offer or exchanged in the Merger.

Top-Up Option

In the Merger Agreement, SRI granted to Purchaser an irrevocable option (the “Top-Up Option”), on the terms and subject to the conditions set forth in the Merger Agreement (including the Minimum Tender Condition), to purchase from SRI at the Per Share Amount, a number of newly-issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Purchaser and their subsidiaries immediately prior to exercise of the Top-Up Option, would constitute one share more than 80% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully-diluted basis (assuming the issuance of the Shares pursuant to the Top-Up Option and the exercise of all options and other rights to purchase Shares (if any) that remain outstanding after the completion of the Offer, regardless of exercise price, vesting schedule, or other terms and conditions) (the “Top-Up Option Shares”). The Top-Up Option is only exercisable once in whole and not in part at any time following the date on which Purchaser accepts for payment and pays for Shares pursuant to the Offer (the “Purchase Date”) and prior to the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms. The aggregate exercise of the Top-Up Option may be paid to SRI, at Purchaser’s election, either (i) entirely in cash or (ii) by delivering a promissory note, or any combination thereof. Such promissory note will bear simple interest at the applicable federal rate as determined for U.S. income tax purposes, will mature and principal and all accrued interest will be payable in full on or prior to one year from the date of execution of such promissory note, and will be full recourse to Parent and Purchaser. The Top-Up Option was granted and the Top-Up Shares, if any, will be issued pursuant to the exemption from registration requirements provided by Section 4(2) of the Securities Act of 1933, as amended.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect the Merger without a meeting of the SRI shareholders pursuant to applicable Florida law at a time when the approval of the Merger at a meeting of the SRI shareholders would otherwise be assured because of Parent’s and Purchaser’s collective ownership of a majority of the Shares following completion of the Offer. SRI has enough remaining authorized Shares for issuance under its articles of incorporation such that, if the Minimum Tender Condition is satisfied, the Top-Up Option will provide Purchaser the requisite number of Shares to satisfy the 80% threshold and consummate the Merger as a short-form merger without a meeting of the shareholders of SRI.

This summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Provisions of the Florida Business Corporation Act

Affiliated Transactions Statute

Because SRI is incorporated under the laws of the State of Florida, SRI is subject to Section 607.0901 (the “Affiliated Transactions Statute”) of the FBCA. The Affiliated Transactions Statute generally prohibits a Florida corporation from engaging in an “affiliated transaction” with an “interested shareholder,” unless (i) the affiliated transaction is approved by a majority of the disinterested directors or by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested shareholder, (ii) the corporation has not had more than 300 shareholders of record at any time for three years prior to the public announcement relating to the affiliated transaction or the corporation complies with certain statutory fair price provisions or (iii) the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation (exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors).

Subject to certain exceptions, under the FBCA an “interested shareholder” is a person who beneficially owns more than 10% of the corporation’s outstanding voting shares, exclusive of the corporation or its subsidiaries. In general terms, an “affiliated transaction” includes: (i) any merger or consolidation with an interested shareholder, (ii) the transfer to any interested shareholder of corporate assets with a fair market value equal to 5% or more of the corporation’s consolidated assets or outstanding shares or representing 5% or more of the corporation’s earning power or net income, (iii) the issuance or transfer to any interested shareholder of shares with a fair market value equal to 5% or more of the aggregate fair market value of all outstanding shares of the corporation, (iv) the liquidation or dissolution of the corporation if proposed by any interested shareholder, (v) any reclassification of securities or corporate reorganization that will have the effect of increasing by more than 5% the percentage of the corporation’s outstanding voting shares beneficially owned by any interested shareholder, and (vi) any receipt by the interested shareholder of the benefit of any loans, advances, guaranties, pledges or other financial assistance or any tax credits or other tax advantages provided by or through the corporation.

On June 6, 2012, SRI’s disinterested directors unanimously approved the Merger Agreement and each of the Transactions, including the Offer and the Merger, rendering inapplicable to the Merger Agreement, the execution thereof and the Transactions, including the Offer and the Merger, the Affiliated Transactions Statute.

Control Share Acquisition Statute

SRI is also subject to Section 607.0902 (the “Control Share Acquisition Statute”) of the FBCA. The Control Share Acquisition Statute provides that shares of publicly-held Florida corporations that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by the vote of the holders of a majority of all the outstanding shares other than interested shares. A control share acquisition is defined, with certain exceptions, as the acquisition of the ownership of voting shares which would cause the acquiror to have voting power within the following ranges or to move upward from one range into another: (i) one-fifth, but less than one-third, (ii) one-third, but less than a majority, or (iii) a majority or more of such votes.

The Control Share Acquisition Statute does not apply to an acquisition of shares of a publicly-held Florida corporation (i) pursuant to a merger or share exchange effected in compliance with the FBCA if the publicly-held Florida corporation is a party to the merger or share exchange agreement, or (ii) if such acquisition has been approved by the corporation’s board of directors before the acquisition.

Because the Control Share Acquisition Statute specifically exempts: (i) an acquisition of shares of a publicly-held Florida corporation which has been approved by the board of directors of the such corporation before the acquisition, and (ii) a merger effected in compliance with the FBCA if the publicly-held Florida corporation is a party to the merger agreement, the provisions of the Control Share Acquisition Statute are not applicable to the Offer or to the Merger.

The foregoing discussion is not a complete statement of the FBCA and is qualified in its entirety by reference to the FBCA.

Amendment to Rights Agreement

On June 6, 2012, SRI entered into an Amendment to Rights Agreement (the “Amendment”) with the Rights Agent. The Amendment was entered into in order to ensure that the Merger Agreement, the Offer, the Merger or the consummation of any other transaction contemplated by the Merger Agreement do not trigger the distribution and/or exercise of the Rights (as defined in the Rights Agreement). The Amendment provides that, among other things: (i) no Person (as defined in the Rights Agreement) will be or become an Acquiring Person (as defined in the Rights Agreement) as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other Transactions, (ii) no Stock Acquisition Date (as defined in the Rights Agreement) or Distribution Date (as defined in the Rights Agreement) will occur as a result of, among other things, the execution, delivery or public announcement of the Merger Agreement, the Offer, the Merger or the other Transactions, and (iii) the Rights will expire immediately prior to the Effective Time.

Financial Forecasts and Projections

SRI does not as a matter of course publicly disclose long-term forecasts or projections as to future performance, earnings or other results beyond the current fiscal year. SRI’s management provided certain unaudited forecasts regarding SRI’s possible future operations to Purchaser and Parent and other bidders in connection with their diligence review of SRI and to the SRI Board in connection with its review of the Offer and the Merger.

As described above in Item 4 under the heading “Opinion of the SRI Board’s Financial Advisor,” SRI’s management also provided the Projections to McColl Partners for use in McColl Partners’ financial analysis and in connection with the preparation of its opinion to the SRI Board and to the SRI Board in connection with its review of the Offer and the Merger.

The Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither SRI’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Projections nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Projections herein will not be deemed an admission or representation by SRI that they are viewed by SRI as material information of SRI. The Projections should not be regarded as an indication that SRI, or any of its affiliates or representatives, considered, or now considers, them to be necessarily predictive of actual future results.

The Projections were based on information prepared by SRI using a variety of assumptions and estimates. The assumptions and estimates underlying the Projections may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond SRI’s control, including those set forth in SRI’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC. The assumptions and estimates used to create the information in the Projections involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to SRI, including growth rates, ability to bring new products to market, continued viability of existing products, market share, future pricing, and levels of operating expenses (in particular, legal expenses), all of which are difficult to predict. The Projections also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Offer, or any other changes that may in the future affect SRI or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the Projections constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information used in the Projections will prove to be accurate, and actual results may materially differ. The Projections cover multiple years and such information by its nature becomes less predictive with each successive year.

The Projections include non-GAAP financial measures, including EBITDA Less CapEx. SRI believes that EBITDA Less CapEx provides important information about the operating trends of SRI. SRI uses EBITDA Less CapEx to evaluate performance of its business operations. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. EBITDA Less CapEx is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with SRI’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate SRI’s results of operations in conjunction with the corresponding GAAP measures.

The Projections for the fiscal years ending December 31, 2012 through 2016 are set forth below. All amounts are expressed in thousands of dollars.

All amounts are expressed in thousands of dollars.

	2012(P)	2013(P)	2014(P)	2015(P)	2016(P)
Revenue	$111,977	$116,541	$121,063	$125,760	$130,639
Net Income	$20	$1,647	$1,455	$1,559	$1,625
EBITDA Less CapEx	$3,003	$5,052	$5,253	$5,447	$5,649

A reconciliation of the Financial Forecasts of EBITDA Less CapEx to net income, which is the most closely related GAAP measure is set forth below.

	2012(P)	2013(P)	2014(P)	2015(P)	2016(P)
Net Income	$20	$1,647	$1,455	$1,559	$1,625
Interest	$840	$758	$666	$566	$457
Taxes(1)	$100	$354	$750	$848	$996
Depreciation and Amortization	$3,143	$3,443	$3,577	$3,715	$3,860
Amortization of Reusables	$6,308	$6,561	$6,815	$7,080	$7,354
Provision for Reusable Shrinkage	$1,954	$2,033	$2,111	$2,193	$2,279

EBITDA	$12,365	$14,795	$15,374	$15,961	$16,571
CapEx(2)	$9,363	$9,743	$10,121	$10,514	$10,922

EBITDA Less CapEx	$3,003	$5,052	$5,253	$5,447	$5,649

(1)	Assumes application of existing net operating loss to taxes.
(2)	Includes PP&E capital expenditures and purchases of reusable products.

None of SRI or its affiliates or representatives has made or makes any representation to any shareholder regarding the information contained in the Projections, and except as may be required by applicable securities laws, SRI does not intend to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date such Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the information used in the Projections are shown to be in error.

SRI’S SHAREHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE, IF ANY, RELIANCE ON THE PROJECTIONS INCLUDED IN THIS STATEMENT.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section this term is used to describe the merger-related compensation payable to our named executive officers.

The Merger Agreement provides that, immediately prior to the Acceptance Date, each unexercised Option, whether vested or unvested, that is outstanding immediately prior to the Acceptance Date, will be cancelled and converted automatically into the right to receive from SRI the Option Spread Value. The Merger Agreement further provides that if the exercise price per Share is equal to or greater than the Per Share Amount, such Option will be cancelled without any cash payment being made in respect thereof. The Option Spread Value will be paid to each holder of an Option as promptly as reasonably practicable after the Acceptance Date (but in any event within five days of the Acceptance Date).

Each of Mark Faris, William Braun and David McGuire, is entitled to his base salary and health and dental insurance benefits for a period of nine months following termination of his employment by SRI for any reason other than cause, death or disability or his termination of his employment for “good reason” within one year following a change in control. The foregoing severance is conditioned upon such named executive officer’s compliance with a competition and confidentiality agreement and his execution of a release in favor of SRI.

Mr. Woodard is entitled to receive upon termination by SRI for any reason other than for cause, death or disability or his termination of his employment for “good reason” within one year following a change in control, his annual base salary and health insurance benefits for twelve months and a pro-rated cash award under our management incentive plan (as determined by the SRI Board acting in good faith). Under the Employment Agreement, Mr. Woodard is prohibited from competing with SRI during the two-year period following termination of his employment, and the foregoing severance is conditioned upon his compliance with such covenant not to compete with the SRI and the execution of a release in favor of SRI.

See Item 3 above for more information with respect to arrangements with executive officers, directors and affiliates of SRI.

The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Statement and in the narrative that follows the table. As a result, the actual amounts, if any, that an named executive officer receives may materially differ from the amounts set forth in the table.

Golden Parachute Compensation

Name and Principal Position	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total ($)
Gerald Woodard CEO	$491,014	$206,750	$12,695	$710,459

Mark R. Faris VP, CFO and Secretary	$186,561	$98,310	$13,232	$298,103

William J. Braun SVP of Operations	$193,125	$134,300	$13,232	$340,657

David J. McGuire SVP of Sales	$180,352	$52,825	$13,232	$246,409

(1)	These amounts represent severance payments payable in a lump sum cash payment, assuming the named executive officer is terminated by SRI without “cause” or by the named executive officer for “good reason” immediately following the consummation of the Merger. These amounts equal the sum of nine months of base salary for each named executive officer (other than Mr. Woodard). With respect to Mr. Woodard, the amount includes twelve months of base salary of $386,250, and a pro-rata portion of his bonus award of $104,764. Such bonus award assumes that Mr. Woodard terminates his employment on July 16, 2012, and that he is entitled to the maximum award for the applicable portion of the year. These amounts assume that base salaries remain unchanged from their levels in effect on the date of this Statement. These amounts also assume that each executive officer has satisfied the requirements under his Retention Agreement (or in the case of Mr. Woodard, the Employment Agreement) to receive such payments for the maximum period of time.
(2)	These amounts represent the aggregate amount of Option Spread Value with respect to the outstanding Options with an exercise price below $3.70 per Share as of the Acceptance Date.
(3)	These amounts represent severance benefits for continuation of health and dental insurance coverage for nine months (twelve months for Mr. Woodard), assuming the named executive officer is terminated by SRI without “cause” or by the named executive officer for “good reason” immediately following the consummation of the Merger. These amounts assume that each named executive officer has satisfied the requirements under his Retention Agreement (or in the case of Mr. Woodard, the Employment Agreement) to receive such benefits for the maximum period of time.

Forward-Looking Statements

Certain statements made in this Statement and in the materials incorporated by reference herein that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Additionally, words such as “would,” “will,” “intend,” and other similar expressions are forward-looking statements. These forward-looking statements include, without limitation, statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; statements regarding the possibility of any termination of the Merger Agreement; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on SRI’s current expectations and projections about future events. Some or all of the results anticipated by these forward-looking statements may not occur. Important factors that could cause such results to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to, those risk factors set forth in filings with the SEC, including SRI’s Annual Report on Form 10-K for the year ended December 31, 2011 and quarterly and current reports on Form 10-Q and Form 8-K, and the following: uncertainties as to the timing of the closing of the Offer and Merger; uncertainties as to how many of SRI’s shareholders will tender their Shares in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or may be waived; risks that SRI’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, suppliers, vendors, purchasing agents and other business partners; risks that shareholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability; and the possibility that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact SRI’s business and financial performance. Moreover, SRI operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for SRI’s management to predict all risk factors, nor can it assess the impact of all factors on SRI’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although SRI believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, performance or achievements. Moreover, neither SRI nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. SRI does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations. SRI notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended.

Item 9. Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)	Offer to Purchase dated June 13, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent on June 13, 2012).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent on June 13, 2012).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent on June 13, 2012).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Parent on June 13, 2012).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Parent on June 13, 2012).

(a)(6)	Joint Press Release issued by Parent and SRI, dated June 13, 2012, announcing the commencement of the Offer (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed by Parent on June 13, 2012).

(a)(7)	Joint Press Release issued by Parent and SRI, dated June 7, 2012 (incorporated by reference to the Joint Press Release filed under the cover of Schedule 14D-9C by SRI with the SEC on June 7, 2012).

(a)(8)	Letter to Shareholders of SRI dated June 13, 2012.*

(a)(9)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 (included as Annex I).

(a)(10)	Opinion of McColl Partners, LLC to the SRI Board dated June 6, 2012 (included as Annex II).

(e)(1)	Agreement and Plan of Merger, dated as of June 6, 2012, among Parent, Purchaser, Synergy Health and SRI (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SRI with the SEC on June 7, 2012).

(e)(2)	Form of Tender and Support Agreement, (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SRI with the SEC on June 7, 2012).

(e)(3)	Non-Disclosure Agreement, dated as of October 10, 2011, between SRI and Synergy Health.*

(e)(4)	Form of Indemnity Agreement for directors and officers.*

(e)(5)	1995 Stock Option Plan, as amended, of SRI (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed by the Registrant on May 15, 1996).

(e)(6)	Form of Stock Option Agreement between SRI and participants under the 1995 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed by the Registrant on May 15, 1996).

(e)(7)	1996 Non-Employee Director Stock Option Plan of SRI (incorporated herein by reference to Exhibit 10.29 to the Registration Statement on Form S-1 filed by the Registrant on May 15, 1996).

(e)(8)	Amendments No. 2 and 3 to the 1995 Stock Option Plan of SRI (incorporated herein by reference to Exhibit 10.24 to the Annual Report on Form 10-K for the 1996 year filed by the Registrant on March 24, 1997).

(e)(9)	1998 Stock Option Plan of SRI (incorporated herein by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the 1997 year filed by the Registrant on March 30, 1998).

Exhibit No.	Description

(e)(10)	Form of stock option agreement between SRI and non-employee directors (incorporated herein by reference to Exhibit 10.47 to the Annual Report on Form 10-K for the 2001 year filed by the Registrant on April 1, 2002).

(e)(11)	2004 Stock Compensation Plan of SRI (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed by the Registrant on March 28, 2005).

(e)(12)	Amendment No. 1 to 1998 Stock Option Plan of SRI (as Amended and Restated as of June 17, 2005) (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the 2006 first quarter filed by the Registrant on May 9, 2006).

(e)(13)	Retention Agreement dated as of February 2, 2005, between D. Jon McGuire and SRI (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on February 5, 2007).

(e)(14)	Employment Agreement dated as of December 31, 2007, between Gerald Woodard and SRI (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on January 7, 2008).

(e)(15)	Stock Option Agreement dated as of February 6, 2008, between Gerald Woodard and SRI (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on February 7, 2008).

(e)(16)	First Amendment to Retention Agreement dated November 4, 2008 between D. Jon McGuire and SRI (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the 2008 third quarter filed by the Registrant on November 4, 2008).

(e)(17)	First Amendment to Employment Agreement dated December 23, 2008 between Gerald Woodard and the SRI (incorporated herein by reference to Exhibit 10.29 to the Annual Report on Form 10-K for the 2008 fiscal year filed by the Registrant on March 10, 2009).

(e)(18)	Retention Agreement dated as of December 23, 2009, between Mark R. Faris and SRI (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on December 23, 2009).

(e)(19)	Second Amendment to Employment Agreement dated as of September 19, 2011, between SRI and Gerald Woodard (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SRI on September 23, 2011).

(e)(20)	First Amendment to the Retention Agreement dated as of September 19, 2011, between SRI and Mark Faris (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SRI on September 23, 2011).

(e)(21)	First Amendment to the Retention Agreement dated as of September 19, 2011, between SRI and William Braun (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SRI on September 23, 2011).

(e)(22)	Third Amendment to the Retention Agreement dated as of September 19, 2011, between SRI and David J. McGuire (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by SRI on September 23, 2011).

(e)(23)	2009 Stock Compensation Plan of the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on May 28, 2009).

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.*

Annex II	Opinion of McColl Partners, LLC dated June 6, 2012.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SRI/SURGICAL EXPRESS, INC. (Registrant)

Dated: June 13, 2012	By:	/s/ Gerald Woodard
Gerald Woodard
Chief Executive Officer